SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

   The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Philadelphia Investment Partners New Generation Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1233 Haddonfield – Berlin Road, Suite #7

Vorhees, NJ 08043

Telephone Number (including area code): (856) 210 - 6779

Name and address of agent for service of process:

Peter Zeuli

Philadelphia Investment Partners New Generation Fund

1 Normandy Circle

Glenmoore, PA 19343

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/

NO / /

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the Town of Vorhees and the State of New Jersey on the 5th day of March, 2010.

                     THE PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION FUND

By: /s/ Peter C. Zeuli

Name: Peter C. Zeuli

Attest:

By: /s/ Gabriella Zeuli, Secretary

Name: Gabriella Zeuli, Secretary